SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

News Release	April 23, 2004 at 15.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso’s Annual Report on Form 20-F and restated pension figures will be published

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso will file its Annual Report on Form 20-F with the US Securities and Exchange Commission (SEC). The IFRS figures of the Annual Report have been reconciled with US GAAP, resulting in net profit of EUR 234.4 million and shareholders’ equity of EUR 8 363.5 million according to US GAAP, compared with net profit of EUR 137.9 million and shareholders’ equity of EUR 7 952.9 million according to IFRS. The Annual Report on Form 20-F will be downloadable from the Group’s website and from SEC’s website at www.sec.gov.

Restated pensions figures under IFRS

Stora Enso’s financial statements for previous years have been restated under IFRS following the changed interpretation of the accounting treatment of disability pension under the Finnish statutory employment pension scheme (TEL) as a defined benefit plan by major accounting firms. The restated income statement and balance sheet are as follows:

Restated Income Statement

	Year Ended 31 December
EUR million	2001			2002			2003
	Original	Change	Restated	Original	Change	Restated	Original	Change	Restated
Sales	13 508.8		13 508.8	12 782.6		12 782.6	12 172.3		12 172.3
Other operating income	63.2		63.2	176.1		176.1	29.6		29.6
Changes in inventories of finished goods and work in progress	38.4		38.4	30.3		30.3	63.5		63.5
Change in net value of biological assets			0.0			0.0	11.6		11.6
Materials and services	-6 547.8		-6 547.8	-6 373.2		-6 373.2	-6 192.8		-6 192.8
Freight and sales commissions	-1 234.0		-1 234.0	-1 240.9		-1 240.9	-1 286.8		-1 286.8
Personnel expenses	-2 234.4	-11.9	-2 246.3	-2 282.0	-26.1	-2 308.1	-2 285.3	-12.3	-2 297.6
Other operating expenses	-839.7		-839.7	-802.6		-802.6	-828.0		-828.0
Depreciation, amortisation and impairment charges	-1 267.6		-1 267.6	-2 441.9		-2 441.9	-1 200.4		-1 200.4

Operating Profit / (Loss)	1 486.9	-11.9	1 475.0	-151.6	-26.1	-177.7	483.7	-12.3	471.4
Share of results in associated companies	79.6		79.6	14.6		14.6	-23.0		-23.0
Net financial items	-343.5		-343.5	-206.2		-206.2	-237.7		-237.7

Profit / (Loss) before Tax and Minority Interests	1 223.0	-11.9	1 211.1	-343.2	-26.1	-369.3	223.0	-12.3	210.7
Income tax expense	-299.6	3.5	-296.1	120.9	7.6	128.5	-70.6	3.6	-67.0

Profit / (Loss) after Tax	923.4	-8.4	915.0	-222.3	-18.5	-240.8	152.4	-8.7	143.7
Minority interests	2.9		2.9	0.1		0.1	-5.8		-5.8

Net Profit / (Loss) for the Period	926.3	-8.4	917.9	-222.2	-18.5	-240.7	146.6	-8.7	137.9

2(2)

Restated Liabilities

	As at 31 December
EUR million	2001			2002			2003
	Original	Change	Restated	Original	Change	Restated	Original	Change	Restated
Shareholders’ Equity and Liabilities
Shareholders’ Equity
Share capital	1 541.5		1 541.5	1 529.6		1 529.6	1 469.3		1 469.3
Share premium fund	1 641.9		1 641.9	1 554.0		1 554.0	1 237.4		1 237.4
Treasury shares	-125.5		-125.5	-314.9		-314.9	-258.0		-258.0
Other comprehensive income	58.6		58.6	233.4		233.4	114.6		114.6
Cumulative translation adjustment	-52.5		-52.5	-144.4		-144.4	-197.1		-197.1
Retained earnings	4 998.7	-95.2	4 903.5	5 521.4	-103.6	5 417.8	5 570.9	-122.1	5 448.8
Net profit for the period	926.3	-8.4	917.9	-222.2	-18.5	-240.7	146.6	-8.7	137.9

	8 989.0	-103.6	8 885.4	8 156.9	-122.1	8 034.8	8 083.7	-130.8	7 952.9

Minority Interests	50.2		50.2	30.4		30.4	60.3		60.3

Long-term Liabilities
Pension and post-employment benefit provisions	774.0	145.9	919.9	747.0	172.0	919.0	727.6	184.3	911.9
Other provisions	153.6		153.6	194.5		194.5	97.1		97.1
Deferred tax liabilities	2 011.0	-42.3	1 968.7	1 787.3	-49.9	1 737.4	1 830.8	-53.5	1 777.3
Long-term debt	5 182.0		5 182.0	4 525.2		4 525.2	3 404.6		3 404.6
Other long-term operative liabilities	51.4		51.4	36.9		36.9	77.7		77.7

	8 172.0	103.6	8 275.6	7 290.9	122.1	7 413.0	6 137.8	130.8	6 268.6

Current Liabilities
Current portion of long-term debt	230.0		230.0	306.5		306.5	359.5		359.5
Interest-bearing liabilities	997.5		997.5	343.9		343.9	1 410.1		1 410.1
Short-term operative liabilities	1 631.0		1 631.0	1 547.9		1 547.9	1 538.3		1 538.3
Tax liabilities	488.7		488.7	537.7		537.7	352.4		352.4

Total Shareholders’ Equity and Liabilities	3 347.2	0.0	3 347.2	2 736.0	0.0	2 736.0	3 660.3	0.0	3 660.3

Stora Enso’s January–March results will be published on 28 April 2004.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.2 billion in 2003. The Group has some 44 000 employees in more than 40 countries in five continents and about 15.7 million tonnes of paper and board annual production capacity and 7.4 million m3 of sawn wood products, including 2.8 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen
General Counsel

Date: April 26, 2004